

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Mark McGivney
Chief Financial Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

> **Re: Marsh & McLennan Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-05998**

Dear Mark McGivney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Revenue and Expense, page 43

1. We note the prominence and significance of your references to trends in underlying revenue throughout your MD&A, in your earnings press release included in Form 8-K filed on January 26, 2023 and your related earnings conference call. We further note your disclosure on page 43 that underlying revenue measures the change in revenue by isolating certain noted items. Please revise future periodic filings to disclose the amount of underlying revenue (in total, by segment, etc.) for each period presented, provide a reconciliation detailing the calculation of underlying revenue and clearly label the measures as non-GAAP. Refer to Item 10(e) of Regulation S-K for guidance and other disclosure requirements. Please provide us your proposed disclosure.

2. We note you quantify and attribute the change in revenue between periods to the impact of foreign currency exchange fluctuations throughout your MD&A. Please tell us in detail and revise future filings to clarify how you quantify the impact of foreign currency exchange fluctuations. Please consider providing us a simplified example showing the

calculation.

Consolidated Balance Sheets, page 62

3. We note disclosure on page 70 related to presenting cash and cash equivalents held in a fiduciary capacity as a contra-liability on your balance sheet, since they are not available for corporate use. Please tell us the accounting guidance you considered in determining your presentation and specifically how you determined that cash and cash equivalents held in a fiduciary capacity should not be presented as assets.

Note 1. Summary of Significant Accounting Policies, page 65

4. Noting the significance of the impact of foreign currency translation on your financial results, please revise future filings to disclose your accounting policies used to translate foreign currency statements. Refer to ASC 830 for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance